UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Southern Electronics Corporation
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

842811 10 1
(CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP NO.  842811  10  1

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Mark Diamond
      ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5     SOLE VOTING POWER
      72,305

6     SHARED VOTING POWER
      758,101

7     SOLE DISPOSITIVE POWER
      72,305

8     SHARED DISPOSITIVE POWER
      758,101

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      830,406

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      11.1%


12    TYPE OF REPORTING PERSON
      IN

Item 1(a).       Name of Issuer:

      Southern Electronics Corporation

Item 1(b).       Address of Issuer's Principal Executive Offices:

      4916 North Royal Atlanta Drive
      Atlanta, Georgia  30085

Item 2(a).       Name of Person Filing:

      Mark Diamond

Item 2(b).       Address of Principal Business Office or, if None,
                 Residence:

      4916 North Royal Atlanta Drive
      Atlanta, Georgia  30085

Item 2(c).       Citizenship:

      United States of America

Item 2(d).       Title of Class of Securities:

      Common Stock, $.01 par value

Item 2(e).       CUSIP Number:

      842811 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      Inapplicable

Item 4.    Ownership:

      (a)  Amount beneficially owned:  830,406

      (b)  Percent of class:  11.1%

      (c)  Number of shares as to which such person has

           (i)   sole power to vote or direct the vote:  72,305 1/

           (ii)  shared power to vote or direct the vote:
                 758,101 2/

           (iii)      sole power to dispose or to direct the
                      disposition of:  72,305 1/

           (iv) shared power to dispose or direct the disposition of: 758,101 2/

                 1/ Includes 54,350 shares subject to options exercisable on or before March 1, 1996.

                 2/ Includes 758,101 shares owned of record by SED Associates, a general partnership of which the reporting person is a general partner. See Item 6.

Item 5.    Ownership of Five Percent or Less of a Class:

      Inapplicable

Item 6.    Ownership of More than Five Percent on Behalf of Another
           Person:

      Of the indicated shares, 758,101 shares are held by SED
      Associates, a general partnership in which the reporting person holds an approximate 1.63% interest on his own behalf.

      In addition, the reporting person serves as trustee of a trust for the benefit of Julie Diamond, which also owns an approximate 1.63% interest in the partnership. As to the shares held by the partnership, the reporting person disclaims beneficial ownership of all but his own 1.63% interest and the 1.63% interest owned by the trust. The trust also directly owns 1,684 shares over which the reporting person has voting and dispositive rights as trustee. The general partners of SED Associates are identified in Exhibit A hereto.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company:

      Inapplicable

Item 8.    Identification and Classification of the Members of the
           Group:

      Inapplicable

Item 9.    Notice of Dissolution of Group:

      Inapplicable

Item 10.   Certification:

      Inapplicable

                                SIGNATURE






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.



                 Date:                 February ___, 1996

                 Signature:


                 Name:           Mark Diamond

                              EXHIBIT A

                            GENERAL PARTNERS
                                   OF
                             SED ASSOCIATES


 *1.  Gerald Diamond

  2.  Trust FBO Julie Diamond, c/o Mark Diamond, Trustee

  3.  Mark Diamond

**4.  ZS Partners, c/o Michel Zaleski, Ned L. Sherwood and Thomas
      Epstein, General Partners



 *    Managing Partner

** ZS Partners exercises no voting or investment powers with respect to the shares of Common Stock held by SED Associates, but is entitled to a percentage of the gain resulting from any sale of Common Stock by SED Associates. Mr. Epstein exercises no voting or dispositive control over the shares held by ZS Partners. As a result, Mr. Epstein has not filed a Schedule 13G for the year ended December 31, 1995.